

Business Information

Name	**MORGAN STANLEY BANK NA**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**363707380**

Business Address

Street Address 1	**201 MAIN STREET, 5TH FLOOR**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone Number	**801-236-3600**
Fax Number	**801-236-3687**
Email	**Not provided**
Website/URL	**WWW.MORGANSTANLEY.COM**
CRD/IARD ID	**Not provided**
	US FEDERALLY CHARTERED BANK
	F



Other Names

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

MORGAN STANLEY BANK

DBA   **NOT IN USE**

MORGAN STANLEY DEAN WITTER BANK INC

DBA   **NOT IN USE**

MOUNTAINWEST FINANCIAL CORPORATION

DBA   **NOT IN USE**

SCFCILC INC

DBA   **NOT IN USE**



Location of Business Records

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

Street Address 1	**1585 BROADWAY**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**


Viewed on August 15, 2023

NFA ID 0445200 MORGAN STANLEY BANK NA

Individual Information

NFA ID	0385755
Name	ABRUZZO, CRAIG T
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-24-2020

NFA ID	0524106
Name	BURNS JR, JOHN JOSEPH
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-23-2019

NFA ID	0384217
Name	CRAPANZANO, SEBASTIAN J
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-23-2016

NFA ID	0548368
Name	DUFFY, THOMAS PATRICK
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-17-2022

NFA ID	0362501
Name	GELFAND, JEFFREY ALLEN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-10-2020

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Status	APPROVED
Effective Date	07-06-2021

NFA ID	0527595
Name	ROBINSON, KENNETH BERNARD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-21-2020

NFA ID	0547281
Name	RUSSO, DAVID SPENCER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-23-2022

NFA ID	0551000
Name	RYAN, JOHN
TItle(s)	DIRECTOR
	PRESIDENT
10% or More Interest	No
Status	APPROVED
Effective Date	08-23-2022

NFA ID	0527596
Name	SARGEANT, THOMAS JEFFREY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-17-2020

NFA ID	0488656
Name	WISDOM, PAIGE HELENE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-15-2015

Holding Company Information

NFA ID	0529421
Name	HOWE, NILOOFAR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-09-2020

NFA ID	0457586
Name	JOHNSON, RICHARD JAMES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-15-2019

NFA ID	0510907
Name	KRAUS, JEFFREY ALLAN
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-27-2021

NFA ID	0529419
Name	LINDENBAUM, BARRY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-26-2022

NFA ID	0527593
Name	OLLE, LAURA NEWMAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-17-2020

NFA ID	0540079
Name	PIZZI, MICHAEL ANTHONY
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No

Chief Compliance Officer Contact

First Name	JOHN
Last Name	BURNS JR
Title	MANAGING DIRECTOR
Street Address 1	1633 BROADWAY
Street Address 2	30TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 537-1913
Fax	212 507-6288
Email	JOHN.BURNS@MORGANSTANLEY.COM

NFA ID	0506001
Full Name	MORGAN STANLEY CAPITAL MANAGEMENT LLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	08-04-2023



Disciplinary Information - Regulatory Disclosures

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No



Registration Contact Information

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

First Name	CHERYL
Last Name	HICKMAN
Title	VICE PRESIDENT
Street Address 1	100 SOUTH CHARLES STREET
Street Address 2	4TH FLOOR
City	BALTIMORE
State (United States only)	MARYLAND
Zip/Postal Code	21201
Country	UNITED STATES
Phone	667-312-4062
Email	CHERYL.HICKMAN@MORGANSTANLEY.COM



NFA

Enforcement/Compliance Communication Contact Information

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

First Name	CHERYL
Last Name	HICKMAN
Title	VICE PRESIDENT
Street Address 1	100 SOUTH CHARLES STREET
Street Address 2	4TH FLOOR
City	BALTIMORE
State (United States only)	MARYLAND
Zip/Postal Code	21201
Country	UNITED STATES
Phone	667-312-4062
Email	CHERYL.HICKMAN@MORGANSTANLEY.COM

First Name	KYLE
Last Name	OSMERA
Title	EXECUTIVE DIRECTOR
Street Address 1	1221 AVENUE OF THE AMERICAS, 34TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10020
Country	UNITED STATES
Phone	212-762-7084
Fax	212-507-4862
Email	MATTHEW.OSMERA@MORGANSTANLEY.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Membership Contact Information

NFA ID 0445200 MORGAN STANLEY BANK NA

Membership Contact

First Name	CHERYL
Last Name	HICKMAN
Title	VICE PRESIDENT
Street Address 1	100 SOUTH CHARLES STREET
Street Address 2	4TH FLOOR
City	BALTIMORE
State (United States only)	MARYLAND
Zip/Postal Code	21201
Country	UNITED STATES
Phone	667-312-4062
Email	CHERYL.HICKMAN@MORGANSTANLEY.COM

Accounting Contact

First Name	KELLY
Last Name	OKEEFFE
Title	EXECUTIVE DIRECTOR
Street Address 1	1 NEW YORK PLAZA, 4TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10004
Country	UNITED STATES
Phone	212-276-3015
Email	KELLY.OKEEFFE@MORGANSTANLEY.COM

Arbitration Contact
First Name	ALITA
Last Name	WINGFIELD
Title	EXECUTIVE DIRECTOR
Street Address 1	1633 BROADWAY
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	1 212 537-2671
Fax	212-507-3126
Email	ALITA.WINGFIELD@MORGANSTANLEY.COM

Compliance Contact
First Name	KYLE
Last Name	OSMERA
Title	EXECUTIVE DIRECTOR
Street Address 1	1633 BROADWAY
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	1 212 537-2096
Fax	1 212 507-4862
Email	MATTHEW.OSMERA@MORGANSTANLEY.COM